Press Release

GreenPower Provides Business Update and Reports

Third Quarter Fiscal 2025 Results

Shareholder Call Scheduled for February 18, 2025 at 9:30 a.m. EST/6:30 a.m. PST

Vancouver, Canada, February 14, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported its third quarter fiscal year 2025 results and provided an update on its manufacturing operations.

"GreenPower's improved third-quarter performance, with $7.2 million in revenue - an increase of 35% over the previous quarter - underscores the demand for our purpose-built, all-electric vehicles. Importantly this growth also resulted in an improvement in our gross profit," said Fraser Atkinson, CEO of GreenPower. "As we continue scaling our manufacturing operations, GreenPower is well-positioned to drive long-term growth and capitalize on the industry's rapid shift toward zero-emission fleet solutions.  At the end of the quarter we had available funding of more than $5 million consisting of cash, availability on loan facilities and ability to issue letters of credit to finance production of  our growing order book."

GreenPower spent the quarter continuning to increase its output from the West Virginia manufacturing facility. "As a result of the work we did during the quarter, we are now set to deliver one BEAST per week from the South Charleston facility, with the BEAST production increasing to two per week by April plus Nano BEAST production," said Brendan Riley, GreenPower President. "To support this growth, we've strengthened our leadership team with the addition of James Redd as our new West Virginia production manager. Working alongside Vice President of Production Wendell White, James has been instrumental in laying the groundwork for a second shift at the plant, positioning GreenPower to meet rising demand and scale efficiently."

On the West Coast, GreenPower finalized plans to expand its California manufacturing footprint in one facility located in the Inland Empire. "Consolidating our operations from three separate locations and five different facilities spread out through California to one larger facility will allow for more cost savings and increased efficiency," Riley stated.

Third Quarter 2025 Highlights:

  Generated revenues of $7.2 million for the three months ended December 31, 2024, an increase of 35% over the previous quarter.  Gross profit improved to 14.6% of revenue up from 8.6% for the previous quarter.
  Delivered 13 BEAST Type D all-electric school buses, one Nano BEAST Type A school bus, one EV Star Cargo Plus and 13 EV Star Passenger Vans.
  At the end of the quarter GreenPower had working capital of $12.8 million, an increase of $2.7 million over the previous quarter, and inventory of $28.2 million, consisting of $10.8 million of finished goods, $13.1 million of work-in-process and $4.3 million of parts and components.

  Deferred revenue at the end of the quarter increased to $10.8 million.
  Completed an underwritten offering of 3,000,000 common shares raising gross proceeds of $3 million.

For additional information on the results of operations for the period ended December 31, 2024 review the interim financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

Shareholder Call Information

Date: Tuesday February 18, 2025
Time: 6:30 a.m. PST / 9:30 a.m. EST

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718. Ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=XkyzR1vx

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 5816828

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2025 GreenPower Motor Company Inc. All rights reserved.